Waterbury, Ct. 06706
203-756-1300
12/22/2006

Kurt Murao, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Dear Attorney Murao:

I am writing to you in response to your letter to me dated December 21, 2006. Our responses are as follows:

1. “General 1.” We confirm that Hometown Auto Retailers, Inc. (the “Company”) currently has, and at the time of merger will have, less than 300 shareholders of record. More specifically, the Company currently has ninety-six (96) shareholders of record.

You have also requested certain further acknowledgements in writing from the Company. Hometown Auto Retailers, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if I may provide any additional information to you at this time.

Sincerely,

Corey E. Shaker
President